"PUBLIC"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10027191

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC
112

SEC FILE NUMBER
8- 66255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Innovation Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Penn Plaza - 36th Floor
(No. and Street)

New York	NY	10119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Mack (917) 923-1478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pegg & Pegg LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway, Suite 1105A	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eric Gebaide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Innovation Advisors, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer

Title

GARY S. MARGOLIES
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-MA6054019
QUALIFIED IN RICHMOND COUNTY
MY COMMISSION EXPIRES 01-22-20 11

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tel (212) 532-4287
Fax (212) 889-1694

Pegg & Pegg LLP
Certified Public Accountants
1430 Broadway
Suite 1105A
New York, NY 10018

INDEPENDENT AUDITORS' REPORT

To the Member of Innovation Advisors, LLC

We have audited the accompanying statement of financial condition of Innovation Advisors, LLC, (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Innovation Advisors, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Pegg & Pegg LLP

New York, NY
February 19, 2010

INNOVATION ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 129,950
Prepaid expenses	12,327
TOTAL ASSETS	$ 142,277

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 11,219
Due to member	10,000
Taxes payable	10,500
TOTAL LIABILITIES	$ 31,719
Member's equity	110,558
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 142,277

The accompanying notes are an integral part of this financial statement.

INNOVATION ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2009

1. Organization and Nature of Business

Innovation Advisors, LLC (the "Company"), a single member limited liability company, was organized under the laws of the State of New York on October 16, 2003. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority.

The Company provides investment banking services to middle-market technology companies. It also provides strategic advisory services related to merger and acquisitions as well as assisting IT companies' efforts to raise capital through private placements.

2. Significant Accounting Policies

The Company records revenue from investment banking and service fees as earned, generally upon the closing of a transaction.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Management has elected not to issue comparative financial statements or a classified statement of financial condition.

The Company considers highly liquid securities with original maturities of three months or less to be cash equivalents.

The Company follows a policy of accruing NYC Unincorporated Business Tax as if it were a stand alone entity.

3. Concentration of Credit Risk

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company has not experienced and management does not anticipate any losses on this account.

4. Related Party Transactions

The Company has an expense sharing agreement with its member owner whereby certain overhead expenses, are allocated to the Company. During the year $420,000 was charged to the Company as follows:

Salary	$ 264,000
Rent	60,000
Miscellaneous services	96,000
	$ 420,000

The Company paid to a member of the member owner a commission on a success fee in the amount of $258,870. At December 31, 2009, the Company owed the member owner $10,000 for commissions that were paid on the Company's behalf.

5. Other Income

Included in other income is the collection of a success fee receivable in the amount of $150,000 that was previously written off as a bad debt expense.

6. Income Taxes

The Company is a single member limited liability company and is treated as a "disregarded entity" for tax purposes. The Company's items of income deductions, and tax credits are treated as those of its member owner, a limited liability company taxed as a partnership. The Company and its member owner are not subject to federal or state income taxes since the taxes, if any, are the responsibilities of the owners. The member owner is subject to New York City Unincorporated Business Tax and the Company's estimated share of such is reflected in the financial statements.

The Company had no material differences between the tax basis of assets or liabilities and their reported amounts in the financial statements that would have resulted in temporary differences as defined in the FASB Statement of Financial Standards 109, Accounting for Income Taxes. Accordingly, the Company did not recognize a deferred tax asset or liability.

INNOVATION ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2009

7. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined , shall not exceed 15 to one. Net capital and aggregate indebtedness change from day to day. As of December 31, 2009, the Company had net capital of $98,321, which was $93,231 in excess of the required minimum at that date. The Company's ratio of aggregate indebtedness to net capital was .32 to 1.

8. Fair Value

Under SFAS 157, management has disclosed the "fair value" of its significant assets and liabilities, as well as the method by which management determined the "fair value" of each category of asset or liability. "Fair value" is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

For determining the fair value of its assets and liabilities, management may use any of the following three "inputs"

1. Quoted market prices for identical assets or liabilities in active markets.
2. Observable prices for similar assets or liabilities in markets that are not active.
3. Unobservable inputs based upon management assumptions, which are not corroborated by observable market data.

Management's estimates of fair value at December 31, 2009, for significant classes of assets and liabilities are as follows:

	Financial Statement Value	Fair Value	Input Source
Prepaid expenses	$ 12,327	$ 12,327	2 and 3
Accrued expenses and other liabilities	11,219	11,219	2 and 3
Due to member	10,000	10,000	2 and 3
Taxes payable	10,500	10,500	2 and 3

9. Subsequent Events

Management has evaluated subsequent events through February 19, 2010, the date that the financial statements were available for issue.

Tel (212) 532-4287
Fax (212) 889-1694

Pegg & Pegg LLP

Certified Public Accountants
1430 Broadway
Suite 1105A
New York, NY 10018

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Member of Innovation Advisors, LLC

In planning and performing our audit of the financial statements of Innovation Advisors, LLC, ("the Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Innovation Advisors, LLC, to achieve all the divisions of duties and crosschecks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be used by anyone other than these specified parties.

New York, NY
February 19, 2010

Tel (212) 532-4287
Fax (212) 889-1694

Pegg & Pegg LLP

Certified Public Accountants
1430 Broadway
Suite 1105A
New York, NY 10018

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of Innovation Advisors, LLC
One Penn Plaza – 36th Floor
New York, NY 10019

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation – Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Innovation Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Innovation Advisors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Innovation Advisors, LLC's management is responsible for Innovation Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records including the cash disbursement journal or general ledger, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting any adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parities listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rigg & Rigg LLP

New York, NY
February 24, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
112

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066255 FINRA DEC
INNOVATION ADVISORS LLC 7*7
1 PENN PLZ 36TH FL
NEW YORK NY 10119-0002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
ALEX MACK, 917 9231478

2. A. General Assessment (item 2e from page 2 (not less than $150 minimum)) $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)
1/23/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

INNOVATION ADVISORS LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 1 day of FEB, 2010

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 575453
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) *Direct expenses of printing advertising and legal fees incurred in connection with other revenue* related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
UNREGISTERED OFFERINGS OF SECURITIES	-575,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 453
2e. General Assessment @ .0025	$ 150 (to page 1 but not less than $150 minimum)

EXECUTION VERSION

BT SOFTWARE HOLDING GROUP, INC.

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (as the same may be amended or amended and restated from time to time, this "Agreement"), dated as of August 19, 2009, by and among (i) the institutional investors whose names and addresses are set forth on Schedule I hereto (collectively, the "Insight Investors"), (ii) the Persons whose names and addresses are set forth from time to time on Schedule II hereto (collectively, the "Other Stockholders") and (iii) BT Software Holding Group, Inc., a Delaware corporation (the "Company"). Capitalized terms that are used in this Agreement and that are not otherwise defined in this Agreement shall have the meanings set forth in Section 5(a) hereof.

RECITALS

WHEREAS, pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of August 19, 2009 (the "Merger Agreement"), by and among Symark Acquisition Holding Company, Inc., a Delaware corporation ("Symark Holdings"), BT Software Group Incorporated, a Delaware corporation, the Company, Symark Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("Symark Merger Sub"), Symark International Inc., a California corporation and an indirect wholly owned subsidiary of Symark Holdings ("Symark International"), BT Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Symark International, John D. Moyer ("Moyer") and Eric K. Voskuil ("Voskuil") upon the satisfaction of the conditions contained therein, Symark Merger Sub shall be merged (the "Symark Merger") with and into Symark Holdings with Symark Holdings continuing as the surviving corporation and becoming a wholly owned subsidiary of the Company;

WHEREAS, pursuant to the Symark Merger, each outstanding share of common stock, par value $0.01 per share, of Symark Holdings, issued and outstanding immediately prior to the Symark Merger was converted into the right to receive from the Company one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Company (the "Common Stock") and each outstanding share of Series A Preferred Stock, par value $0.01 per share, of Symark Holdings, was converted into the right to receive from the Company one fully paid and nonassessable share of preferred stock, par value $0.01 per share, of the Company ("Series A Preferred Stock"); and

WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement, each of Moyer and Voskuil shall receive the number of shares of Series A Preferred Stock set forth opposite their respective names on Schedule II hereto;

WHEREAS, following the consummation of the Symark Merger, the Insight Investors and the Other Stockholders will own the number of shares of Common Stock and Series A Preferred Stock set forth on Schedule I and II hereof; and

WHEREAS, the Insight Investors, the Other Stockholders and the Company desire to promote their mutual interests by agreeing to certain matters relating to the operations of the Company and the disposition and voting of the Shares.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the Insight Investors, the Other Stockholders and the Company hereby agree as follows:

SECTION 1. STOCK CERTIFICATE LEGEND; ADDITIONAL STOCKHOLDERS

(a) Legends. The certificates evidencing (i) the shares of Common Stock and Series A Preferred Stock acquired by the Other Stockholders and the Insight Investors, as applicable, pursuant to the terms of the Merger Agreement and any shares of Common Stock acquired upon conversion of the Series A Preferred Stock, and (ii) any other shares of capital stock of the Company acquired by the Insight Investors or any Other Stockholder following the date hereof (collectively, the Common Stock, the Series A Preferred Stock and any other shares of capital stock of the Company now owned or hereafter acquired by any Person from time to time party hereto are hereinafter collectively referred to as the "Shares"), shall bear a legend (in addition to any other legends required to be placed on such certificates pursuant to the terms of applicable securities laws) substantially in the following form reflecting the restrictions on the transfer of such securities contained in this Agreement:

> "The securities evidenced hereby are subject to the terms of that certain Stockholders Agreement, dated as of August _____, 2009, by and among BT Software Holding Group, Inc. and certain investors identified therein, including certain restrictions on transfer. A copy of the Stockholders Agreement has been filed with the Secretary of BT Software Holding Group, Inc. and is available upon request."

Without limiting the foregoing, the Other Stockholders and the Insight Investors hereby agree and acknowledge that any Shares acquired by any of them after the date hereof shall be subject to the terms and conditions set forth in this Agreement, and that the foregoing restrictive legend (in addition to any other legends required to be placed on such certificates pursuant to the terms of applicable securities laws) shall be placed on any certificate representing any such Shares.

(b) Additional Investors. Subject to the terms and conditions set forth in this Agreement and in the Amended and Restated Certificate of Incorporation of the Company (as it may be amended or amended and restated from time to time (including by any certificate of designation thereto), the "Certificate of Incorporation"), the parties hereto acknowledge that certain clients or customers of the Company or its subsidiaries as well as other Persons may become stockholders of the Company after the date hereof. As a condition to the issuance of shares of capital stock of the Company to any such Person, the Company shall require each such Person to execute and deliver to the Company a joinder agreement (which shall be in form and substance reasonably satisfactory to the Company), pursuant to which each such Person shall agree to become a party to this Agreement and shall be entitled to all of the rights and subject to all of the obligations of an "Other Stockholder" hereunder. Upon the execution and delivery of a joinder agreement by any such Person as contemplated by the immediately preceding sentence,

the Company shall update Schedule II hereto and such Person shall thereafter be deemed to be an "Other Stockholder" for all purposes of this Agreement and any and all shares of capital stock of the Company owned by such Person shall be deemed "Shares" for all purposes of this Agreement.

SECTION 2. TRANSFER OF SHARES

(a) Resale of Securities.

(i) Prior to the fifth (5th) anniversary of December 22, 2006, no Shares owned by any Existing Other Stockholder nor any interest therein nor any rights relating thereto may be Transferred by such Existing Other Stockholder, except for Transfers of Shares (i) to a Permitted Transferee or to the Company, (ii) pursuant to Section 2(c) or Section 2(d) hereof or (iii) authorized in writing by a majority of the members of the Board of Directors of the Company (the "Board of Directors"), and in the event such consent is granted by the Board of Directors pursuant to the terms of this clause (iii), the Shares of the applicable Existing Other Stockholder in respect of which such consent was granted shall nevertheless remain subject to the terms set forth in this Agreement, including, without limitation, the terms set forth in Sections 2(b) and 2(c) hereof. From and after the fifth (5th) anniversary of December 22, 2006, in addition to the Transfers of Shares permitted by the immediately preceding sentence, an Existing Other Stockholder shall, subject to the terms set forth in this Agreement, including, without limitation, the terms set forth in Section 2(c) hereof, be permitted to Transfer Shares to a bona fide third party purchaser, the Company or the Insight Investors, as the case may be, pursuant to the terms set forth in Section 2(b) hereof. Any Transfer or purported Transfer made in violation of this Section 2 shall be null and void and of no effect.

(ii) Prior to the fifth (5th) anniversary of the date on which any Other Stockholder (other than an Existing Other Stockholder) executes a joinder agreement to this Agreement or becomes a party to this Agreement, no Shares owned by such Other Stockholder (other than an Existing Other Stockholder) nor any interest therein nor any rights relating thereto may be Transferred by such Other Stockholder, except for Transfers of Shares (i) to a Permitted Transferee or to the Company, (ii) pursuant to Section 2(c) or Section 2(d) hereof or (iii) authorized in writing by a majority of the members of the Board of Directors, and in the event such consent is granted by the Board of Directors pursuant to the terms of this clause (iii), the Shares of the applicable Other Stockholder in respect of which such consent was granted shall nevertheless remain subject to the terms set forth in this Agreement, including, without limitation, the terms set forth in Sections 2(b) and 2(c) hereof. From and after the fifth (5th) anniversary of the date of on which any Other Stockholder (other than an Existing Other Stockholder) executes a joinder agreement or becomes a party to this Agreement, in addition to the Transfers of Shares permitted by the immediately preceding sentence, such Other Stockholder (other than an Existing Other Stockholder) shall, subject to the terms set forth in this Agreement, including, without limitation, the terms set forth in Section 2(c) hereof, be permitted to Transfer Shares to a bona fide third party purchaser, the Company or the Insight Investors, as the case may be, pursuant to the terms set forth in Section 2(b)

hereof. Any Transfer or purported Transfer made in violation of this Section 2 shall be null and void and of no effect.

(b) Right of First Refusal.

(i) Offer by the Transferor. Without limiting the terms set forth in Section 2(a) hereof, but subject to the terms set forth in Section 2(b)(vii) hereof, no Other Stockholder shall Transfer any of the Shares owned by him or it unless the Other Stockholder desiring to make the Transfer (hereinafter referred to as the "Transferor") shall have (A) first made the offers to sell such Shares to the Company and then to the Insight Investors as contemplated by this Section 2(b) and (B) such offers shall not have been accepted. Without limiting the terms set forth in Section 2(a) hereof, but subject to the terms set forth in Section 2(b)(vii) hereof, in the event a Transferor wishes to Transfer any of the Shares owned by him or it, such Transferor shall deliver a written notice (the "ROFR Notice") to the Company and the Insight Investors, which ROFR Notice shall consist of an offer to sell to the Company or, failing its election to purchase, then to the Insight Investors, all of the Shares then proposed to be transferred by the Transferor (the "Subject Shares") pursuant to a bona fide offer of a third party, and such ROFR Notice shall also set forth the name and address of the prospective third party transferee, the number of Subject Shares involved in the proposed Transfer, and the material terms and conditions of such proposed Transfer, including, without limitation, the purchase price to be paid by the prospective third party transferee in respect of such Subject Shares.

(ii) Acceptance of Offer.

(A) Within twenty (20) days after the receipt of the ROFR Notice (the "Company Option Period"), the Company may, at its option, elect to purchase all, but not less than all, of the Subject Shares. The Company shall give written notice of its intention to exercise, or that it does not intend to exercise, its right of first refusal hereunder, to the Transferor within the Company Option Period. Failure by the Company to give written notice of its intention to exercise its right of first refusal hereunder within the Company Option Period shall be deemed an election by the Company not to exercise such right of first refusal in respect of such Subject Shares, but shall not affect its rights with respect to any other Subject Shares that a Transferor may desire to Transfer pursuant to the terms hereof.

(B) In the event that (x) the Company does not exercise its right of first refusal to purchase the Subject Shares within the Company Option Period or (y) the Company revokes its election to purchase the Subject Shares in accordance with Section 2(b)(iv), the Transferor shall deliver to the Insight Investors a written notice to the effect that the Company did not exercise its right of first refusal to purchase the Subject Shares or that the Company revoked its election to purchase the Subject Shares, as the case may be. In such event, the Insight Investors may purchase all, but not less than all, of the Subject Shares by giving written notice thereof to the Transferor and to the Company within twenty (20) days after receipt of the written notice from the Transferor described in the immediately preceding

sentence (the "Insight Option Period"). Failure by any Insight Investor to give written notice of its intention to exercise its right of first refusal hereunder within the Insight Option Period shall be deemed an election by such Insight Investor not to exercise its right of first refusal with respect to such Subject Shares, but shall not affect its rights with respect to any other Subject Shares that a Transferor may desire to Transfer pursuant to the terms hereof.

(C) The Insight Investors electing to exercise their right of first refusal as provided for herein shall purchase the Subject Shares pro rata among all such Insight Investors electing to exercise the right of first refusal granted hereunder (based on the number of Shares owned by each such Insight Investor calculated as of the date of commencement of the Insight Option Period) or in such other amounts as such Insight Investors shall otherwise agree upon in writing among themselves.

(D) In all cases, the written notice required to be given by the purchasing party(ies) (the "Purchaser(s)") shall specify a date for the closing of the purchase of the Subject Shares which shall not be more than forty-five (45) days after the date of the giving of such written notice. Each such notice, once delivered, shall be deemed a binding and irrevocable obligation of the respective Purchaser(s) to purchase the Subject Shares on the terms stated in the ROFR Notice.

(iii) Purchase Price. The purchase price per share for the Subject Shares shall be the price per share offered to be paid by the prospective third party transferee described in ROFR Notice (or such other price as the Purchaser(s) and the Transferor may agree to in writing), which price shall be paid in cash or, if so provided in the ROFR Notice, cash plus deferred payments of cash in the same proportions and with the same terms of deferred payment as therein set forth (except as otherwise agreed to in writing between the Purchaser(s) and the Transferor).

(iv) Consideration Other Than Cash. If the offer of a prospective third party transferee to purchase Subject Shares is for consideration other than cash or cash plus deferred payments of cash (as set forth in the ROFR Notice), the Purchaser(s) shall pay the cash equivalent of such other consideration. If the Transferor and the Purchaser(s) cannot agree on the amount of such cash equivalent within ten (10) days after the beginning of the Company Option Period or the Insight Option Period, as the case may be, any of such parties may request that the Board of Directors determine, in its reasonable and good faith judgment, the amount of such cash equivalent, and any such determination by the Board of Directors as to the amount of such cash equivalent shall be binding and conclusive on the Purchaser(s) and the Transferor. Any Purchaser(s) may give written notice to the Transferor revoking an election to purchase the Subject Shares within ten (10) days after determination of the amount of the cash equivalent as herein provided, if it chooses not to purchase the Subject Shares.

(v) Closing of Purchase. The closing of the purchase of Subject Shares by the Purchaser(s) shall take place at the office of the Company or such other location as shall

be mutually agreeable to the Transferor and the Purchaser(s), and the purchase price, to the extent comprised of cash, shall be paid at the closing, and cash equivalents and documents evidencing any deferred payments of cash permitted pursuant to Section 2(b)(iii) above shall be delivered at the closing. At the closing, the Transferor shall deliver to the Purchaser(s) the certificates evidencing the Subject Shares to be conveyed, duly endorsed and in negotiable form with all the requisite documentary stamps affixed thereto, together with such other documents evidencing the conveyance of such Subject Shares as the Purchaser(s) may reasonably request.

(vi) Release from Restriction; Termination of Rights. If the offer to sell Subject Shares set forth in a ROFR Notice is neither fully accepted by the Company nor fully accepted by the Insight Investors in accordance with the terms of this Section 2(b), the Transferor may make a bona fide Transfer of such Subject Shares to the prospective third party transferee named in the related ROFR Notice, provided, however, that (A) such Transfer shall be made only in strict accordance with the terms set forth in such ROFR Notice and (B) it shall be a condition precedent to the effectiveness of any such Transfer, that the transferee shall have executed and delivered to the Company a joinder agreement (which shall be in form and substance reasonably satisfactory to the Company), pursuant to which such transferee shall agree to become bound by all of the terms and conditions set forth in this Agreement and shall have all of the rights and be subject to all of the obligations of an "Other Stockholder" hereunder, as applicable, (with all of the Shares owned by such transferee being deemed "Shares" for all purposes of this Agreement). Notwithstanding anything contained herein to the contrary, if the Transferor shall fail to make any such Transfer within sixty (60) days following the expiration of the Insight Option Period, or, in the event the Insight Investors revoke their election to purchase the Subject Shares pursuant to Section 2(b)(iv), within sixty (60) days of the date of such notice of revocation, such Subject Shares shall again become subject to all the restrictions of this Section 2.

(vii) Limitations. The provisions of this Section 2(b) shall not apply to (i) sales of Shares by Tag-Along Investors pursuant to Section 2(c) hereof, (ii) sales of Shares by an Other Stockholder pursuant to the terms of Section 2(d) hereof or (iii) Transfers made by an Other Stockholder to Permitted Transferees or to the Company.

(c) Tag-Along Rights.

(i) Subject to the terms set forth in Section 2(c)(iii) hereof, in the event that any Insight Investor or any Other Stockholder (for purposes of this Section 2(c), the "Selling Investor") intends to Transfer any of the Shares owned by it, and subject, in the case of a Selling Investor that is an Other Stockholder, to the compliance by such Selling Investor with the terms set forth in Section 2(b) hereof, such Selling Investor shall notify each of the Insight Investors, each of the Initial Other Stockholders, Moyer and Voskuil (for these purposes, the "Tag-Along Investors"), in writing (the "Tag-Along Notice"), of such Transfer, and such Tag-Along Notice shall set forth the name and address of the third party transferee, the number of Shares that such Selling Investor intends to Transfer and the material terms and conditions of such Transfer, including, without limitation, the purchase price to be paid by the third party transferee in respect of such Shares. Within

ten (10) days of the date of such Tag-Along Notice, each Tag-Along Investor shall notify the Selling Investor in writing if it elects to participate in such Transfer on the terms hereinafter set forth. Any Tag-Along Investor that fails to notify the Selling Investor in writing within such ten (10) day period shall be deemed to have waived its rights hereunder in respect of such Transfer, but shall not affect its rights under this Section 2(c) with respect to any other Transfer of Shares by a Selling Investor. Each Tag-Along Investor that timely so notifies the Selling Investor shall have the right to sell, at the same price and on substantially the same terms and conditions as the Selling Investor, an amount of Shares equal to the Shares the third party transferee actually proposes to purchase multiplied by a fraction, the numerator of which shall be the number of Shares owned by such Tag-Along Investor as of the date of the Tag-Along Notice and the denominator of which shall be the aggregate number of Shares owned by the Selling Investor and each Tag-Along Investor exercising its rights under this Section 2(c), in each case, as of the date of the Tag-Along Notice. Notwithstanding the foregoing, in the event the Selling Investor is selling only shares of Series A Preferred Stock, a Tag-Along Investor shall only be permitted to sell shares of Series A Preferred Stock pursuant to this Section 2(c), and all references to "Shares" in this Section 2(c) shall be deemed to refer only to the shares of Series A Preferred Stock owned by the Selling Investor and the Tag-Along Investor.

(ii) Notwithstanding anything contained in this Section 2(c), in the event that all or a portion of the purchase price being paid by the third party transferee in respect of any Shares being sold by the Selling Investor consists of securities and the sale of such securities to the Tag-Along Investors or any of them would require either a registration under the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "<u>Securities Act</u>"), or the preparation of a disclosure document pursuant to Regulation D under the Securities Act (or any successor regulation) or a similar provision of any state securities law, or if the proposed third party transferee objects to a Tag-Along Investor's receipt of securities then, at the option of the Selling Investor, any one or more of the Tag-Along Investors whose inclusion in the transaction would require any such registration or the preparation of any such disclosure document or in respect of which the proposed third party transferee has made such an objection, may receive, in lieu of such securities, the fair market value of such securities in cash, as determined in good faith by the Board of Directors.

(iii) Notwithstanding the foregoing, the provisions of this Section 2(c) shall not apply to (x) a Transfer by a Selling Investor of Shares to a Permitted Transferee or to the Company or (y) a merger, consolidation, liquidation or winding up of the Company, provided such transaction has been approved by the Board of Directors and, if required, the stockholders of the Company in accordance with applicable law.

(d) <u>Drag Along Right</u>.

(i) If at any time and from time to time after the date of this Agreement, the Insight Investors wish to (A) Transfer all of their Shares to any Person or Persons who are not Affiliates of the Insight Investors, (B) approve any merger of the Company with or into any other Person who is not an Affiliate of the Insight Investors or (C) approve any

sale of all or substantially all of the Company's assets to any Person or Persons who are not Affiliates of the Insight Investors (for purposes of this Section 2(d), such Person or Persons is referred to as the "Proposed Transferee"), the Insight Investors shall have the right (for purposes of this Section 2(d), the "Drag-Along Right") to (x) in the case of a Transfer of the type referred to in clause (A) immediately above, require each Other Stockholder to sell to the Proposed Transferee all of the Shares then owned by such Other Stockholder (including any warrants, options or other convertible securities to acquire Shares then owned by such Other Stockholder) or (y) in the case of a merger or sale of assets referred to in clauses (B) or (C) immediately above, require each Other Stockholder to vote all of the Shares then owned by such Other Stockholder in favor of such transaction and to waive any dissenter or appraisal right such Other Stockholder may have under applicable law, and in all cases, the aggregate consideration paid by the Proposed Transferee in exchange for all such Shares (and, if applicable, all such warrants, options and other convertible securities) shall be distributed to the stockholders of the Company in accordance with the liquidation provisions set forth in the Certificate of Incorporation as then in effect.

(ii) To exercise a Drag-Along Right, the Insight Investors shall deliver to each Other Stockholder a written notice (for purposes of this Section 2(d), a "Drag-Along Notice") containing (A) the name and address of the Proposed Transferee and (B) the proposed purchase price, terms of payment and other material terms and conditions of the transaction with the Proposed Transferee. Each Other Stockholder shall thereafter be obligated to, as applicable, (x) sell all of the Shares then owned by such Other Stockholder (including any warrants, options or other convertible securities then owned by such Other Stockholder) to such Proposed Transferee on the terms set forth herein and in the Drag-Along Notice or (y) vote all of the Shares then owned by such Other Stockholder (including, if applicable, any warrants, options or other convertible securities then owned by such Other Stockholder) in favor of the transaction described in the Drag-Along Notice, provided, in each case, that the sale to or other transaction with the Proposed Transferee is consummated within one hundred eighty (180) days of the delivery of the Drag-Along Notice. If the sale to or other transaction with the Proposed Transferee is not consummated within such one hundred (180) day period, then each Other Stockholder shall no longer be obligated to sell or vote such Other Stockholder's Shares (and, if applicable, warrants, options or other convertible securities) pursuant to that specific Drag-Along Notice but shall remain subject to the provisions of this Section 2(d) in respect of any subsequent Drag-Along Notice delivered by the Insight Investors, including a subsequent Drag-Along Notice relating to a transaction with the same Proposed Transferee.

(iii) Without limiting the other terms set forth in this Section 2(d), each Other Stockholder agrees to take all steps necessary to enable him or it to comply with the provisions of this Section 2(d) to facilitate the exercise by the Insight Investors of a Drag-Along Right. Without limiting the foregoing, each Other Stockholder shall execute and deliver such instruments of conveyance and transfer and take such other action, including executing any purchase agreement, merger agreement, indemnity agreement, escrow agreement or related documents, as may be reasonably required by the Insight Investors or the Company in order to carry out the terms and provisions of this Section 2(d). In furtherance of the foregoing, and without limiting any of the other terms set forth in this Agreement, each Other Stockholder hereby grants to each Insight Investor and the Secretary of the Company an irrevocable proxy, coupled with an interest, to vote the Shares owned by such Other Stockholder (or, if applicable,

such warrants, options or other convertible securities owned by such Other Stockholder) in accordance with the provisions of this Section 2(d), and hereby appoints each Insight Investor and the Secretary of the Company his or its attorney in fact, to sell such Shares (or, if applicable, such warrants, options or other convertible securities) in accordance with the provisions of this Section 2(d). Without limiting the foregoing, at the closing of the proposed transaction, each Other Stockholder shall deliver to the Proposed Transferee all of the certificates representing the Shares owned by such Other Stockholder (or, if applicable, the document evidencing the warrants, options or other convertible securities owned by such Other Stockholder), together with executed stock powers or other instruments of transfer and such other documents as the Insight Investors or the Company may reasonably request in connection therewith.

(iv) Notwithstanding the foregoing, in connection with the exercise of the Drag Along Rights, each Other Stockholder shall not be required to make any representations or warranties other than with respect to (A) title to its Shares in the Company, (B) authority to participate in the transaction and (C) other matters relating to its capability to fulfill its obligations under the proposed transactions (i.e., no conflicts; litigation) and in connection with the exercise of the Drag Along Rights, each Other Stockholder's liability in any such sale shall be limited to (x) liability arising from a breach of any of such Other Stockholder's representations set forth in clauses (A), (B) and (C) above, if applicable, and (y) liability for claims under any purchase agreement, merger agreement, indemnity agreement, escrow agreement or related document whereby such Other Stockholder's liability for any such claims does not exceed the product of the amount of such claim multiplied by a fraction, the numerator of which is the amount of proceeds received by such Other Stockholder in such sale and the denominator of which is the aggregate amount of proceeds received by all Company stockholders in such sale. Without limiting the foregoing, each Other Stockholder's liability shall be limited to the proceeds received by such Other Stockholder in connection with the transaction.

(v) Notwithstanding anything contained in this Section 2(d), in the event that all or a portion of the purchase price being paid by the Proposed Transferee in respect of any Shares (or, if applicable, any warrants, options or other convertible securities) being sold pursuant to this Section 2(d) consists of securities and the sale of such securities to any Other Stockholder would require either a registration under the Securities Act or the preparation of a disclosure document pursuant to Regulation D under the Securities Act (or any successor regulation) or a similar provision of any state securities law, or if the Proposed Transferee objects to an Other Stockholder's receipt of securities then, at the option of the Insight Investors, any one or more of the Other Stockholders whose inclusion in the transaction would require any such registration or the preparation of any such disclosure document or in respect of which the Proposed Transferee has made such an objection, may receive, in lieu of such securities, the fair market value of such securities in cash, as determined in good faith by the Board of Directors.

(e) Injunctive Relief. The Company and each other party to this Agreement hereby declare that it is impossible to measure in money the damages which will accrue to the parties hereto by reason of the failure of the Company, any Other Stockholder or any Insight Investor to perform any of their respective obligations set forth in this Section 2. Therefore, the Company, each Other Stockholder and each Insight Investor shall have the right to specific performance of such obligations, and if any party hereto shall institute any action or proceeding to enforce the

provisions hereof, the Company, each Other Stockholder and each Insight Investor hereby waives the claim or defense that the party instituting such action or proceeding has an adequate remedy at law.

SECTION 3. INFORMATION RIGHTS

(a) Annual Financial Information. So long as the Company does not have securities trading on a public securities market, the Company will furnish to each Other Stockholder who owns at least 50% of the Shares owned on the date hereof, as soon as practicable after the end of each fiscal year of the Company, and in any event within one hundred twenty (120) days after the end of each fiscal year of the Company, a consolidated balance sheet of the Company and its subsidiaries, if any, as at the end of such fiscal year, and consolidated statements of income and cash flows of the Company and its subsidiaries, if any, for such year.

(b) Quarterly Financial Information. The Company will furnish to each Other Stockholder as soon as practicable after the end of each quarter, and in any event within sixty (60) days after the end of each quarter, an unaudited consolidated balance sheet of the Company and its subsidiaries, if any, as of the end of such quarterly period, and unaudited consolidated statements of income and cash flows of the Company and its subsidiaries, if any, for such period.

(c) Confidentiality. Each Stockholder acknowledges that the information received by them pursuant to this Agreement may be confidential and for its use only, and it will not use such confidential information in violation of the Exchange Act or reproduce, disclose or disseminate such information to any other person (other than its employees or agents having a need to know the contents of such information, and its attorneys), except in connection with the exercise of rights under this Agreement, unless the Company has made such information available to the public generally.

SECTION 4. TERMINATION

This Agreement shall terminate upon the earlier to occur of: (a) immediately following the closing of a Qualified Public Offering; and (b) the date on which the Insight Investors and the Company shall have agreed in writing to terminate this Agreement (or any provision hereof); provided, however, that the Insight Investors and the Company shall not be permitted to terminate Section 2(c) or Section 3 hereof (whether in connection with the termination of this Agreement in its entirety or otherwise) unless (i) the Initial Other Stockholders that hold a majority of the Shares held by all of the Initial Other Stockholders, in each case, as of the applicable determination date, shall have consented thereto in writing and (ii) to the extent that Moyer and Voskuil are materially adversely and disproportionately affected, the written consent of Moyer and Voskuil (each with respect to himself).

SECTION 5. INTERPRETATION OF THIS AGREEMENT

(a) Terms Defined. As used in this Agreement, the following terms have the respective meanings set forth below:

"Affiliate" shall mean, as to any Person, any other Person that controls, is controlled by, or is under common control with, such Person; as used in this definition, "control" shall mean (i)

the ownership of more than ten percent (10%) of the voting securities or other voting interests of any Person or (ii) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise;

"Agreement" has the meaning set forth in the first paragraph of this Agreement;

"April 2007 Investors" shall mean CS Equity and Value Management Consultancy LLC, and each such Person is sometimes referred to herein as an "April 2007 Investor";

"Board of Directors" has the meaning set forth in Section 2(a)(iii) hereof;

"Certificate of Incorporation" has the meaning set forth in Section 1(b) hereof;

"Common Stock" has the meaning set forth in the Recitals to this Agreement;

"Company" has the meaning set forth in the first paragraph of this Agreement;

"Company Option Period" has the meaning set forth in Section 2(b)(ii)(A) hereof;

"CS Equity" shall mean CS Equity III LLC;

"Drag-Along Notice" has the meaning set forth in Section 2(d)(ii) hereof;

"Drag-Along Right" has the meaning set forth in Section 2(d)(i) hereof;

"Existing Other Stockholders" shall mean, collectively, the Initial Other Stockholders, the April 2007 Investors and any Other Stockholder (other than the Initial Other Stockholders or April 2007 Investors) that was a party to the Symark Holdings Stockholders Agreement, and each such Person is sometimes referred to herein as an "Existing Other Stockholder";

"Initial Other Stockholders" shall mean, collectively, Douglas Robert Yarrow & Penelope Scott Yarrow, as Trustees, The Community Trust Interest Created Under The Yarrow Trust Agreement, Dated December 18, 1991, as amended, Robert H. Sommers and Kathleen F. Sommers, as Co-Trustees of The Sommers Living Trust, Dated October 22, 1992, and each such Person is sometimes referred to herein as an "Initial Other Stockholder";

"Insight Investors" has the meaning set forth in the first paragraph of this Agreement;

"Insight Option Period" has the meaning set forth in Section 2(b)(ii)(B) hereof;

"Merger Agreement" has the meaning set forth in the Recitals to this Agreement;

"Moyer" has the meaning set forth in the Recitals to this Agreement;

"Other Stockholders" has the meaning set forth in the first paragraph of this Agreement;

"Permitted Transferee" shall mean (a) in the case of any Other Stockholder that is a natural person, the spouse of such Other Stockholder, such Other Stockholder's direct

descendants or any trust or other estate planning vehicle formed solely for the benefit of (i) such Other Stockholder, (ii) the spouse of such Other Stockholder or (iii) such Other Stockholder's direct descendants or (b) in the case of any Other Stockholder that is not a natural person or any Insight Investor, any Affiliate of such Other Stockholder or Insight Investor, as applicable, and, in the case of any Insight Investor, any member, general partner or limited partner of such Insight Investor (or any Person holding an equity interest in any such member, general partner or limited partner); provided, however, that in the case of clauses (a) and (b) hereof, it shall be a condition to the consummation of any Transfer to any Permitted Transferee, that such Permitted Transferee execute and deliver to the Company a joinder agreement (in form and substance reasonably satisfactory to the Company) pursuant to which such Permitted Transferee shall agree to become a party to this Agreement and shall be entitled to all of the rights and subject to all of the obligations of the transferor thereof, except as otherwise provided therein;

"Person" shall mean an individual, partnership, joint-stock company, corporation, limited liability company, trust or unincorporated organization, and a government or agency or political subdivision thereof;

"Proposed Transferee" has the meaning set forth in Section 2(d)(i) hereof;

"Purchaser(s)" has the meaning set forth in Section 2(b)(ii)(D) hereof;

"Qualified Public Offering" means an underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock for the account of the Company to the public generally at a price to the public which places upon the Company a value (calculated by multiplying the number of shares of Common Stock outstanding immediately prior to such offering by the per share initial public offering price, as set forth on the cover of the prospectus for such offering) of at least $150 million and in which the net proceeds to the Company are not less than $30 million.

"ROFR Notice" has the meaning set forth in Section 2(b)(i) hereof;

"Securities Act" has the meaning set forth in Section 2(c)(ii) hereof;

"Selling Investors" has the meaning set forth in Section 2(c) hereof;

"Series A Preferred Stock" has the meaning set forth in the Recitals to this Agreement;

"Shares" has the meaning set forth in Section 1(a) hereof;

"Subject Shares" has the meaning set forth in Section 2(b)(i) hereof;

"Symark Holdings" has the meaning set forth in the Recitals to this Agreement;

"Symark International" has the meaning set forth in the Recitals to this Agreement;

"Symark Merger Sub" has the meaning set forth in the Recitals to this Agreement;

"Symark Merger" has the meaning set forth in the Recitals to this Agreement;

"Tag-Along Investors" has the meaning set forth in Section 2(c) hereof;

"Tag-Along Notice" has the meaning set forth in Section 2(c) hereof;

"Transfer" shall mean any sale, assignment, pledge, hypothecation, or other disposition or encumbrance; and

"Transferor" has the meaning set forth in Section 2(b)(i) hereof.

"Voskuil" has the meaning set forth in the Recitals to this Agreement;

(b) Accounting Principles. Where the character or amount of any asset or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, this shall be done in accordance with U.S. generally accepted accounting principles at the time in effect, to the extent applicable.

(c) Directly or Indirectly. Where any provision in this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

(d) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

(e) Section Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof.

SECTION 6. MISCELLANEOUS

(a) Irrevocable Proxy. Without limiting any of the other terms and conditions set forth in this Agreement, effective as of December 22, 2006 (in the case of the Initial Other Stockholders), April 27, 2007 (in the case of the April 2007 Investors), the date on which any Other Stockholders (other than the Initial Other Stockholders or the April 2007 Investors) executed a joinder agreement to the Symark Holdings Stockholders Agreement (in the case of Other Stockholders that were party to the Symark Holdings Stockholders Agreement) and the date hereof (in the case of the Other Stockholders party to this Agreement on the date hereof that are not Existing Other Stockholders) or the date of the execution and delivery of a joinder agreement to this Agreement (in the case of any Other Stockholder (other than the Existing Other Stockholder or any Other Stockholder that is party to this Agreement on the date hereof), each Other Stockholder hereby grants to the Insight Investors such Other Stockholder's proxy, and appoints the Insight Investors as such Other Stockholder's attorney-in-fact (with full power of substitution), to vote or act by written consent with respect to the Shares now or hereafter owned by such Other Stockholder in connection with any and all matters; provided, however, that, in the case of each Initial Other Stockholder, the foregoing proxy shall not apply in respect of any vote or action by written consent with respect to any matters affecting the rights granted to such Initial Other Stockholder pursuant to the terms set forth in Section 2(c), Section 2(d)(iv) or Section 3 hereof. The foregoing proxy is coupled with an interest and shall be irrevocable, and each Other

Stockholder will take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of the foregoing proxy.

(b) "Market Stand-off" Agreement. Each of the parties hereto agrees, if requested by the Company and an underwriter of equity securities of the Company, not to sell or otherwise Transfer any Shares (or any options, warrants or other convertible securities of the Company) owned by such party during the one hundred eighty (180) day period following the effective date of a registration statement of the Company filed under the Securities Act, provided that:

(i) such agreement only applies to the Company's first underwritten public offering for shares of Common Stock pursuant to a registration under the Securities Act; and

(ii) all officers and directors of the Company enter into similar agreements.

If requested by the underwriters, each party shall execute a separate agreement to the foregoing effect. The Company may impose stop-transfer instructions with respect to the Shares (or other securities) subject to the foregoing restriction until the end of said one hundred eighty (180) day period. Without limiting the other terms set forth herein, the provisions of Section 5(b) shall be binding upon any transferee who acquires Shares (or other securities).

(c) Notices.

(i) All communications under this Agreement shall be in writing and shall be delivered by hand or facsimile or mailed by overnight courier or by registered or certified mail, postage prepaid:

(A) if to an Insight Investor, at the address or facsimile number of such Insight Investor shown on Schedule I hereto, or at such other address or facsimile number as such Insight Investor may have furnished to the other parties to this Agreement in writing in accordance with the terms hereof, with a copy to Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, NY 10019 (facsimile: (212) 728-8111), Attention: Gordon Caplan, Esq.;

(B) if to any Other Stockholder, at the address or facsimile number of such Other Stockholder shown on Schedule II hereto, or at such other address or facsimile number as such Other Stockholder may have furnished to the other parties to this Agreement in writing in accordance with the terms hereof; and

(C) if to the Company, to BT Software Holding Group, Inc., c/o Insight Venture Partners, 680 Fifth Avenue, 8th Floor, New York, NY 10019 (facsimile: (212) 230-9272), Attention: Blair Flicker, Esq., or at such other address or facsimile number as the Company may have furnished to the other parties to this Agreement in writing in accordance with the terms hereof, with a copy to Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019 (facsimile: (212) 728-8111), Attention: Gordon Caplan, Esq.

(ii) Any notice so addressed shall be deemed to be given: if delivered by hand or facsimile, on the date of such delivery; if mailed by courier, on the first Business Day following the date of such mailing; and if mailed by registered or certified mail, on the third Business Day after the date of such mailing.

(d) Reproduction of Documents. This Agreement and all documents relating thereto, including, without limitation, (i) consents, waivers and modifications which may hereafter be executed, (ii) documents received by the Company, any Other Stockholder or any Insight Investor pursuant hereto and (iii) financial statements, certificates and other information previously or hereafter furnished to the Company, any Other Stockholder or any Insight Investor, may be reproduced by the Company, any Other Stockholder and any Insight Investor by a photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and each such Person may destroy any original document so reproduced. All parties hereto agree and stipulate that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by such Person in the regular course of business) and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

(e) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties.

(f) Entire Agreement; Amendment and Waiver. This Agreement constitutes the entire understanding of the parties hereto relating to the subject matter hereof and supersedes all prior understandings among such parties. This Agreement may be amended, and the observance of any term of this Agreement may be waived, with (and only with), (i) in the case of an amendment, the written consent of the Company and each Insight Investor, provided that Section 2(c) hereof may not be amended without the written consent of the Company, each Insight Investor, the Initial Other Stockholders that hold a majority of the Shares held by all of the Initial Other Stockholders and each of Moyer and Voskuil (to the extent each is materially adversely and disproportionately affected by such amendment), in each case, as of the applicable determination date and provided further that Section 2(d)(iv), Section 3, Section 6(a) and this Section 6(f) may not be amended without the written consent of all parties and (ii) in the case of a waiver, the party or parties waiving any right or entitlement hereunder.

(g) Severability. In the event that any part or parts of this Agreement shall be held illegal or unenforceable by any court or administrative body of competent jurisdiction, such determination shall not effect the remaining provisions of this Agreement which shall remain in full force and effect.

(h) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

(i) Miscellaneous. As of the date hereof, an Affiliate of CS Equity provides financing to an Affiliate of the Company. Notwithstanding anything to the contrary in this Agreement or otherwise, nothing in this Agreement shall affect, limit or impair the rights and

remedies of CS Equity or any of its Affiliates in their capacity as a lender to an Affiliate of the Company. Without limiting the generality of the foregoing, CS Equity and any Affiliate, in exercising their rights as a lender, including making any decision on whether to foreclose on any collateral security, will have no duty to consider (i) CS Equity's status as a stockholder of the Company or (ii) any duty it may have to any other stockholder of the Company or their respective Affiliates, except as may be required under the applicable loan documents or by commercial law application to creditors generally.

INNOVATION ADVISORS, LLC

SIPC Supplemental Report

For the period April 1, 2009 to December 31, 2009

(With Independent Accountants' Report Thereon)

Pegg & Pegg LLP
New York, NY